[KAWA LETTERHEAD]

NOMINATION AGREEMENT

[__], 2025

[NON-KAWA-AFFILIATED NOMINEE NAME]
[ADDRESS]

Ladies and Gentlemen:

This letter agreement relates to your agreement to become a nominee of THE KAWA FUND LIMITED ("**Kawa**") for election as an independent director ("**Nominee**") of Orion Properties Inc., a Maryland corporation ("**ONL**"). Kawa desires to nominate you for election to the Board of Directors of ONL and potentially solicit proxies for your election to the Board of Directors of ONL (the "**Board Process**").

     A.   <u>Responsibilities of Nominee</u>.

     (1)   You agree (i) to be named as a Nominee in any and all proxy materials prepared by Kawa or, to the extent required by applicable law, ONL, (ii) to provide true and complete information concerning your background, experience, abilities and integrity as may be requested from time to time by Kawa (including, without limitation, all information required by the Securities and Exchange Commission (the "**SEC**") to be disclosed to the SEC or in a proxy statement prepared by Kawa or ONL in connection with the Board Process or by the articles of amendment and restatements or bylaws of ONL, each as amended) and not to omit any information that may be material to an understanding of your background, experience, abilities and integrity, (iii) that your agreement to be a Nominee, and the information referred to in the foregoing clause (ii), may be publicly disclosed by Kawa, in its proxy materials or otherwise, and (iv) if elected, to serve as a director of ONL, and in that capacity to act in the best interests of the ONL shareholders and to exercise your independent judgment in accordance with your duties as a director in all matters that come before the ONL Board of Directors. You represent that the information supplied to Kawa in your completed questionnaire, in follow-up questions from Kawa and any related supplement provided by you (together, the "**Questionnaire**") relating to your being a Nominee is true and complete and does not omit any information that may be material to an understanding of your background, experience, abilities and integrity. In addition, you agree that, concurrently with your execution of this letter agreement, you will execute a consent in the form attached hereto as <u>Exhibit A</u> informing ONL that (i) you consent to being a Nominee, (ii) if elected, you consent to serving as a director of ONL and (iii) makes certain representations required by the bylaws of ONL. You agree that you will promptly provide Kawa with (i) any updates to the information you have previously supplied to Kawa in order to satisfy your obligation under clause (ii) of the first sentence of this Section A(1) and your representations in the Questionnaire and (ii) such additional information as ONL may reasonably require in connection with your nomination for election to the ONL Board of Directors.

(2) The parties acknowledge and agree that you are not an employee or an agent or otherwise a representative of Kawa, and that you are independent of, and not controlled by or acting at the direction of, Kawa and that, if elected, you will be acting as a director, on behalf of all of the shareholders of ONL and will in no way be controlled by or acting at the direction of Kawa. You shall have no authority to act as an agent of Kawa and you shall not represent the contrary to any person.

(3) You further agree that (i) you will treat confidentially and not disclose to any third parties (unless compelled by law) any information relating to the Board Process that is non-public, confidential or proprietary in nature, including any such information received from or learned in discussions with Kawa regarding the Board Process; (ii) you will not issue, publish or otherwise make any public statement or any other form of public communication relating to ONL, Kawa or the Board Process without the prior written approval of Kawa; and (iii) you will not agree to serve or be nominated to stand for election to the Board of Directors of ONL by (a) ONL, (b) any other stockholder of ONL (other than Kawa and its affiliates) or (c) any other party, in each case without the prior written approval of Kawa. Notwithstanding the foregoing, the obligations set forth clause (ii) above shall terminate and be of no further force or effect if you are elected to the Board of Directors of ONL.

B.   <u>Responsibilities of Kawa</u>. Notwithstanding anything in this letter agreement, Kawa is not obligated to nominate you to the ONL Board of Directors or to commence or complete the Board Process.

C.   <u>Expenses; Termination</u>. Kawa agrees that, for the period from the date of this letter agreement until the earlier of (x) the 2026 annual meeting of shareholders of ONL or special meeting in lieu thereof, including any postponements, adjournments or rescheduling thereof (or, if the election or qualification of candidates to the ONL Board of Directors is contested on any grounds, such later date that such contest is resolved) and (y) the date you have been notified by Kawa that it has abandoned the Board Process, Kawa will (i) promptly reimburse you for all reasonable pre-approved expenses incurred in the performance of your responsibilities as a Nominee and (ii) directly pay for the reasonable legal fees and expenses incurred by one independent legal counsel selected collectively by, and acting on behalf of, all nominees proposed by Kawa as independent directors of ONL (the "**Independent Counsel**"). This letter agreement and the obligations of the parties hereto shall terminate upon the earlier of the dates set forth in clauses (x) and (y) of the first sentence of this Section C (or upon the earlier mutual written consent of the parties hereto).

D.   <u>Indemnification</u>.

(1) As a material inducement to you to become a Nominee, Kawa hereby agrees to indemnify, defend and hold harmless you from and against any and all losses, claims, damages, liabilities, judgments, costs, and expenses (including reasonable fees and disbursements of counsel and costs of investigation) (collectively, "**Losses**") to which you may become subject or which you may incur in connection with being made, or threatened with being made, a party or witness (or in any other capacity) in any proceeding at law or in equity or before any governmental agency or board (whether civil, criminal, trial, appeal, administrative, formal, informal or investigative), arising out of or based upon your being a Nominee, except to the extent such Loss arises or results

from your gross negligence, willful misconduct or any untrue statement or omission made by you or made by Kawa in reliance upon and in conformity with information furnished by you in writing expressly for use in any document made available to the public; it being understood that you are furnishing the Questionnaire expressly for use in potential Kawa proxy materials and other filings to be made publicly available.

(2)   In the event of the commencement or threatened commencement of any action in respect of which you may seek indemnification from Kawa hereunder, you will give prompt written notice thereof to Kawa, the failure of which shall not relieve Kawa of its indemnification obligations hereunder except to the extent that Kawa is materially prejudiced as a result thereof. Kawa shall timely pay all fees and disbursements of the Independent Counsel in respect of such action; however, you shall have the right to retain separate counsel, provided, that you shall be responsible for the fees of such counsel and costs of such participation unless either (i) you and Kawa mutually agree to the retention of such counsel, or (ii) representation of you and other Nominees by the same counsel would be inappropriate due to actual or potential differing interests between you and them. Kawa shall in no event be liable for any settlement by you of any such action affected without the prior written consent of Kawa, which shall not be unreasonably withheld.

(3)   Kawa shall not settle, without your prior written consent (which you may withhold in your sole discretion), any action in any manner that would impose any penalty, obligation or limitation on you (other than monetary damages for which Kawa agrees to be wholly responsible) or that would contain any language that could be viewed as an acknowledgement of wrongdoing on your part or otherwise as detrimental to your reputation.

(4)   Your rights to indemnification under this letter agreement shall include the right to be advanced any and all expenses incurred in connection with any indemnifiable claim as such expenses are incurred.

(5)   Notwithstanding anything to the contrary, if Kawa has made payments to you pursuant to the indemnification and expense reimbursement provisions hereof and you subsequently are reimbursed by a third party therefor, you will promptly remit such subsequent reimbursement to Kawa.

E.   ONL Capital Stock. You acknowledge and agree that, except as set forth on Exhibit B: (i) you do not beneficially own, directly or indirectly, any shares of capital stock of ONL, including without limitation any shares of Common Stock, par value $0.001 per share, of ONL (any shares of capital stock of ONL being "**ONL Shares**"), (ii) there exists no written or oral contract, agreement, arrangement, understanding, undertaking or other commitment ("**Contract**") to which you are a party or are bound pursuant to which you (u) have the right to purchase or otherwise acquire from, or sell, tender, assign or otherwise transfer to, Kawa (whether such right is exercisable immediately or only after the passage of time), any ONL Shares or any interest therein, (v) have granted Kawa the right to purchase or otherwise acquire from, or sell, tender, assign or otherwise transfer to, you (whether such right is exercisable immediately or only after the passage of time), any ONL Shares or any interest therein, (w) have the right to vote any ONL Shares owned of record or beneficially owned by Kawa, (x) have granted Kawa the right to vote any ONL Shares owned of record or beneficially owned by you, (y) have granted to Kawa any proxy or power of attorney with respect to, or entered into a voting agreement or other arrangement with Kawa with respect to the voting of, any ONL Shares owned of record or beneficially owned by you or (z) have been granted any proxy or power of attorney by Kawa with respect to, or entered into a voting agreement or other arrangement with Kawa with respect to the voting of, any ONL Shares owned of record or beneficially owned by Kawa; (iii) there exists no Contract to which you are a party or are bound for the purpose of acquiring, holding, voting or disposing of any ONL Shares beneficially owned, directly or indirectly, by any affiliate or associate of Kawa; (iv) until the conclusion of ONL's 2026 Annual Meeting of Shareholders, including any adjournment or postponement thereof, you will promptly advise Kawa orally and in writing in the event that you purchase or otherwise acquire any ONL Shares or any interest therein, or enter into any Contract to do any of the same; and (v) nothing in this letter agreement changes any of the items set forth in the foregoing clauses (i) through (iv) of this Section E, and this letter agreement does not create a Contract nor impose any limitation of any kind with respect to you or Kawa acquiring, holding, voting or disposing of any ONL Shares.

F.   General. Notices and other communications under this letter agreement shall be in writing and delivered by a nationally recognized overnight courier with tracking capability, if mailed to you, then to the address set forth above under your name, and, if mailed to Kawa, then to the address indicated above in the letterhead. The failure of a party to insist upon strict adherence to any term contained herein shall not be deemed to be a waiver of such party's rights thereafter to insist upon strict adherence to that term or to any other term contained herein. In the event that any one or more provisions of this letter agreement are deemed to be invalid, illegal or unenforceable by a court of competent jurisdiction, then such provision(s) shall be deemed severed to the least extent possible without affecting the validity, legality and enforceability of the remainder of this letter agreement. This letter agreement (i) shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflict of laws principles; (ii) contains the entire understanding of the parties with respect to the subject matter contained herein and may not be modified or amended expect by mutual written consent; (iii) shall inure to the benefit of and be binding upon the parties and their respective heirs, representatives, successors, and assigns; and (iv) may be executed in counterparts and delivered by facsimile or other electronic signatures.

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Very truly yours,

THE KAWA FUND LIMITED

By: Kawa Capital Management, Inc., as Investment Adviser

By: _____
Name:
Title:

                                          Accepted and Agreed:

                                          _____
                                          [NON-KAWA-AFFILIATED NOMINEE NAME]

EXHIBIT A

Form of Consent

Consent of [Nominee Name]

I, [Full Legal Name], hereby consent to (i) being named as a nominee for election to the Board of Directors of Orion Properties Inc. in the proxy statement, form of proxy, and other soliciting materials of Orion Properties Inc. or The Kawa Fund Limited, as applicable, and (ii) serving as a director of Orion Properties Inc. if elected at the 2026 Annual Meeting of Stockholders or any adjournments, reschedulings, or postponements thereof.

I confirm that, except as disclosed in **Schedule B** to the stockholder's notice, I (i) am not and will not become a party to any undisclosed compensatory or other arrangement, agreement or understanding in connection with my candidacy or service or action as a director; and (ii) do not need any permission or consent from any third party to serve as a director of Orion Properties Inc., if elected, that has not been obtained, including any employer or any other board or governing body on which I serve.

I further confirm that I will notify Orion Properties Inc. simultaneously with the notification to the stockholder of my actual or potential unwillingness or inability to serve as a director.

Date: _____
Signature: _____
Name: [Nominee Name]

<u>EXHIBIT B</u>

ONL Capital Stock Ownership and Related Arrangements